February 21, 2006

VIA EDGAR

Mary Beth Breslin
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. - Amendment No. 7 to Form SB-2 filed February 21, 2006
File No.333-127143

Dear Ms. Breslin:

This letter accompanies our Form SB-2, Amendment No. 7. We confirm that we have attached an updated Auditor's Consent and have redated the SB-2 accordingly. For ease of reference, we have redlined the changes.

No other changes have been made that are not noted herein.

Sincerely,

GLOBAL ELECTRONIC RECOVERY CORP.

BY:

/s/ David O'Neill________________
David O'Neill
President

cc: Adelaja Heyliger
Kevin Kuhar
Jay Webb